Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE	+1 212 839 8744 kliekefett@sidley.com

Via EDGAR

May 30, 2023

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	U.S. Monthly Income Fund for Puerto Rico Residents, Inc., File No. 811-23687

Dear Mr. Rosenberg:

On behalf of our client, U.S. Monthly Income Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 24, 2023 with respect to the preliminary proxy statement filed on May 19, 2023 by the Fund with the Commission under cover of Schedule 14A as form type PRE 14A (the “Preliminary Proxy Statement”) relating to the Fund’s 2023 Annual Meeting of Shareholders (the “Meeting”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Preliminary Proxy Statement states that “[i]f the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please revise this statement to state that the broker may vote uninstructed shares if it has not been provided with competing proxy materials.

Response: The Fund acknowledges the Staff’s comment. Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials.

United States Securities and Exchange Commission
Division of Investment Management
May 30, 2023

In light of the foregoing, the Fund will revise the above statement as follows (with additions in bold underline and deletions in ~~strikeout~~):

If the broker has not been provided ~~you~~ with competing proxy materials for distribution to you, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.

2.	Please advise whether the amendments to the bylaws set forth in Proposal 2 and Proposal 3 require shareholder approval under Puerto Rico law, New York Stock Exchange rules, or the Fund’s organizational documents.

Response: The Fund acknowledges the Staff’s comment. Under Section 3508 of the Puerto Rico General Corporations Act, shareholders may amend bylaws, and boards may amend bylaws if such authority is granted by the certificate of incorporation. The Fund’s certificate of incorporation does not authorize the Fund’s Board of Directors (the “Board”) to amend the Fund’s bylaws. Accordingly, the bylaw amendments set forth in Proposal 2 and Proposal 3 cannot be adopted without shareholder approval.

3.	Proposal 2 states that the Board intends to appoint Vincente Léon and José Villamil to the Board if the proposal is approved by shareholders. Please provide all information with respect to Messrs. Léon and Villamil that would be required by Item 22(b) of Schedule 14A.

Response: The Fund acknowledges the Staff’s comment and will revise Proposal 2 to include the information that would be required to be included in the Preliminary Proxy Statement if Messrs. Léon and Villamil were director nominees.

4.	The Preliminary Proxy Statement states that the Board intends to appoint Vincente Léon and José Villamil to the Board in the event that Proposal 2 is approved by shareholders. Please explain why the appointment of Messrs. Léon and Villamil should not be presented for shareholder approval in a separate proposal.

Response: The Fund acknowledges the Staff’s comment. The Preliminary Proxy Statement discloses the Board’s intentions to appoint Messrs. Léon and Villamil to inform shareholders of the anticipated effect of Proposal 2, but their appointment after the conclusion of the Meeting does not require shareholder approval under the Fund’s bylaws. Under Article II, Sections 2 and 6 of the Fund’s bylaws, the Board may unilaterally increase the size of the Board and appoint directors to fill the resulting vacancies. In the event that they are appointed by the Board, Messrs. Léon and Villamil will be subject to election at the 2024 annual meeting or, in the event that Proposal 3 is approved, at the annual meeting at which their classified term concludes.

United States Securities and Exchange Commission
Division of Investment Management
May 30, 2023

5.	Proposal 3 states that the proposed amendment provides for a classified board and provides that directors may only be removed for cause. Please explain why the “for cause” removal provision should not be presented for a vote in a separate proposal.

Response: The Fund acknowledges the Staff’s comment. The Fund does not believe that the “for cause” removal provision in the amendment should be separately presented for shareholder approval because the “for cause” removal standard is automatically effective upon the adoption of a classified board under Puerto Rico law. Under Puerto Rico law, directors serving on a classified board can only be removed for “just cause” unless the certificate of incorporation otherwise provides.1 The Fund’s certificate of incorporation does not contain any provisions applicable to director removal. Accordingly, the “for cause” removal provision in the amendments set forth in Proposal 3 are mere conforming changes.

6.	Proposal 3 states that “[u]nder Puerto Rico corporate law, directors elected to a classified board cannot be removed without just cause, unless otherwise provided in the certificate of incorporation.” Please add disclosure stating that the Fund’s certificate of incorporation does not currently provide that the directors elected to a classified board can be removed without cause and that, therefore, the bylaw amendment will have the effect of enshrining in the charter that directors may only be removed for cause.

Response: The Fund acknowledges the Staff’s comment and will revise Proposal 3 to include the following statement (in bold underline):

In addition, the Proposed Classified Board Amendment provides that Directors may only be removed for cause. Under Puerto Rico corporate law, directors elected to a classified board cannot be removed without just cause, unless otherwise provided in the certificate of incorporation. The Fund’s certificate of incorporation does not provide that directors may be removed with or without cause. As a result, if the Proposed Classified Board Amendment is approved, Directors may only be removed for cause. Under Puerto Rico corporate law, directors could subsequently be removed without cause only if the Board subsequently approves, and shareholders adopt, an amendment to the Fund’s certificate of incorporation providing that directors may be removed with or without cause.

___________________________

1 Section 3561(k)(1) of the Puerto Rico General Corporations Act (“In case of a corporation whose board of directors is classified in groups, in accordance to subsection (d) of this section, in which case the stockholders may remove the director or directors only for just cause, unless otherwise provided by the certificate of incorporation.”).

United States Securities and Exchange Commission
Division of Investment Management
May 30, 2023

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Alexandre-C. Manz, Fund Counsel

Owen Meacham, Fund Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

Nikos Buxeda, Partner, DLA Piper LLP (US)